UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934 as Amended

(Amendment No. 4)

WIMM-BILL-DANN FOODS OJSC

(Name of Issuer)

ORDINARY SHARES, PAR VALUE 20 RUSSIAN RUBLES EACH

(Title of Class of Securities)

97263M10

(CUSIP Number)

Natalia V. Elizarova

I.M. Arteks Holdings Limited

Naousis, 1 Karapatakis Building,

P.C. 6018, Larnaca, Cyprus

Tel.: 357 24 66 88 00

Fax: 357 24 66 88 66

with a copy to:

Joseph G. Connolly, Jr.

Hogan & Hartson L.L.P.

555 Thirteenth Street, NW, Washington, DC 20004

Tel: 1-202-637-5600

Fax: 1-202-637-5910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2004; and May 18, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐

(Continued on following pages)

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) I.M. Arteks Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power 27,009,049 9. Sole Dispositive Power 2,326,258 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,009,049 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 61.38% (1)
14.	Type of Reporting Person CO

(1)	Aggregate number of Ordinary Shares and percentage of outstanding Ordinary Shares beneficially owned by all Reporting Persons. I.M. Arteks Holdings Limited is one of the Reporting Persons.

SCHEDULE 13D

This Amendment No. 4 (this “Amendment No. 4”) is being filed by I.M. Arteks Holdings Limited (“Arteks”) to amend the statement on Schedule 13D filed with the Securities and Exchange Commission on September 16, 2003 (the “Initial Schedule 13D”), by the Reporting Persons, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on November 21, 2003, Amendment No.2 thereto filed with the Securities and Exchange Commission on March 4, 2004 and Amendment No. 3 filed with the Securities and Exchange Commission on March 30, 2004 (the Initial Schedule 13D, as so amended, being the “Schedule 13D”). Arteks is one of the Reporting Persons. This Amendment No. 4 is filed with respect to the ordinary shares, par value 20 Russian rubles per ordinary share (the “Ordinary Shares”), of Wimm-Bill-Dann Foods OJSC, a joint stock company organized under the laws of the Russian Federation (the “Issuer”), having its principal executive offices at 16/15 Yauzsky Boulevard, Moscow 109028, Russian Federation. The Ordinary Shares are traded on the New York Stock Exchange through an American Depositary Share facility in which each American Depositary Share of the Issuer (the “American Depositary Shares” or “ADSs”) represents one Ordinary Share. Each reference in this Amendment No. 4 to Ordinary Shares refers also (where applicable) to the corresponding American Depositary Shares representing such Ordinary Shares. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item	5. Interest in Securities of the Issuer

Item 5 is supplemented as follows:

(f) On April 22, 2004, Arteks transferred 2,326,258 Ordinary Shares, representing approximately 5.29% of the outstanding Ordinary Shares, to Parex Bank, a bank organized under the laws of Latvia, as security for a loan extended by Parex Bank to Arteks in a transaction of the type that is commonly referred to as a REPO transaction (the “REPO Loan”). On May 18, 2004, Arteks and Parex Bank agreed to reduce the number of shares transferred as security for the REPO Loan, and as a result, 162,839 Ordinary Shares were returned to Arteks. The REPO Loan will mature on July 22, 2004, at which time the 2,163,419 Ordinary Shares will be returned to Arteks upon payment of the loan amount. Because Arteks has a right to acquire these Ordinary Shares within 60 days, Arteks continues to be deemed the beneficial owner of such shares.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please see Arteks response to Item 5 above with respect to the transfer of Ordinary Shares to Parex Bank.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2004		I.M. Arteks Holdings Limited

	By	/s/ Natalia V. Elizarova
Name: Natalia V. Elizarova Title: Attorney-in-Fact